UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Liquidia Technologies, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

53635D202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	SCHEDULE 13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan VIII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,917,169
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,917,169
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,169
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 28,231,267 shares of common stock outstanding as of December 31, 2019, as provided by the Issuer on January 13, 2020.

CUSIP No. 53635D202	SCHEDULE 13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners VIII LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,917,169
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,917,169
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,169
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percent of class was calculated based on 28,231,267 shares of common stock outstanding as of December 31, 2019, as provided by the Issuer on January 13, 2020.

CUSIP No. 53635D202	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Liquidia Technologies, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

419 Davis Drive Ste. 100 Morrisville, NC 27560

Item 2.		Filing Person

	(a) - (c)	Name of Persons Filing; Address; Citizenship:

(i) Canaan VIII L.P., a Cayman Islands limited partnership (the “Fund”); and

(ii) Canaan Partners VIII LLC, a Delaware limited liability company (the “General Partner”).

The address of the principal business office of each of the reporting persons is 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

53635D202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 53635D202	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) The Fund directly owns 2,917,169 shares of Common Stock, which represents approximately 10.3% of the outstanding shares of Common Stock.

(ii)  The General Partner is the general partner of the Fund and may be deemed to beneficially own 2,917,169 shares of Common Stock, which represents approximately 10.3% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

Reporting Person	Number of shares of Common Stock
	(i)	(ii)	(iii)	(iv)
Canaan VIII L.P.	2,917,169	0	2,917,169	0
Canaan Partners VIII LLC	2,917,169	0	2,917,169	0

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 28,231,267 shares of common stock outstanding as of December 31, 2019, as provided by the Issuer on January 13, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 53635D202	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020

CANAAN VIII L.P.

By:	CANAAN PARTNERS VIII LLC, its
General Partner

By: /s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By: /s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact